Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:         + 91 40 4900 2900

Fax:  + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

October 23, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY) BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY) NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Limited Review Reports of the Statutory Auditors on the Unaudited Financial Results for the quarter and half year ended September 30, 2026 with Unique Document Identification Number (“UDIN”)

With reference to our earlier intimation on unaudited financial statements for the quarter and half-year ended September 30, 2026, filed with the stock exchanges today i.e. October 23, 2026, please find enclosed the Limited Review Reports of the Statutory Auditors thereon bearing the UDIN for your records.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Deloitte Haskins & Sells LLP	Chartered Accountants Meenakshi Pride Rock Tower Ill [Block - M], 8th & 9th floors Survey No. 23, Gachibowli Serilingampally Municipality Ranga Reddy District Hyderabad-500032 Telangana, India

INDEPENDENT AUDITOR'S REVIEW REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF DR. REDDY'S LABORATORIES LIMITED

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy's Laboratories Limited ("the Parent") and its subsidiaries (the Parent and its subsidiaries together referred to as "the Group"), and its share of the net profit/ (loss) after tax and other comprehensive income/ (loss) of its associates and joint ventures for the quarter and half year ended September 30, 2026 ("the Statement") being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations").

2.

This Statement, which is the responsibility of the Parent's Management and approved by the Parent's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Indian Accounting Standard 34 "Interim Financial Reporting" ("Ind AS 34"), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Institute of Chartered Accountants of India (ICAI). A review of interim financial information consists of making inquiries, primarily of Parent's personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing specified under Section 143(10) of the Companies Act, 2013 and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	The Statement includes the results of the entities included in Appendix A.

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Regd. Office: One International Center, Tower 3, 31stfloor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India.

Deloltte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & SellsLLP

6.

The consolidated financial results of the Group for the quarter ended June 30, 2026, and quarter and half year ended September 30, 2025, included in the Statement, were reviewed by another auditor who expressed an unmodified conclusion on those statements on July 22, 2026, and October 24, 2025, respectively. The consolidated financial results for the year ended March 31, 2026, included in the Statement were audited by another auditor who expressed an unmodified opinion on the financial statement on May 12, 2026.

Our conclusion on the Statement is not modified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm's Registration No. 117366W/W-100018)

Vikas Bagaria

Partner

(Membership No. 060408)

(UDIN: 26060408CABHEY4392)

Place: Hyderabad

Date: October 23, 2026

Deloitte

Haskins & Sells LLP

Appendix A:

Results of the entities included in Statement

Sno	Particulars	Remarks
1	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.	Subsidiary
2	Aurigene Oncology Limited	Subsidiary
3	Aurigene Pharmaceutical Services Limited	Subsidiary
4	beta Institute gemeinnützige GmbH	Subsidiary
5	betapharm Arzneimittel GmbH	Subsidiary
6	Cheminor Employees Welfare Trust	Other consolidating entity
7	Cheminor Investments Limited	Subsidiary
8	Clean Renewable Energy KK 2A Private Limited	Associate
9	Dr. Reddy's (Beijing) Pharmaceutical Co. Limited	Subsidiary
10	Dr. Reddy's and Nestlé Health Science Limited	Subsidiary
11	Dr. Reddy's Bio-Sciences Limited	Subsidiary
12	Dr. Reddy's Employees ESOS Trust	Other consolidating entity
13	Dr. Reddy's Farmaceutica Do Brasil Ltda.	Subsidiary
14	Dr. Reddy's Finland Oy	Subsidiary
15	Dr. Reddy's Formulations Limited	Subsidiary
16	Dr. Reddy's Laboratories (Australia) Pty. Limited	Subsidiary
17	Dr. Reddy's Laboratories (EU) Limited	Subsidiary
18	Dr. Reddy's Laboratories (Proprietary) Limited	Subsidiary
19	Dr. Reddy's Laboratories (Thailand) Limited	Subsidiary
20	Dr. Reddy's Laboratories (UK) Limited	Subsidiary
21	Dr. Reddy's Laboratories Canada, Inc.	Subsidiary
22	Dr. Reddy's Laboratories Chile SPA	Subsidiary
23	Dr. Reddy's Laboratories Inc.	Subsidiary
24	Dr. Reddy's Laboratories Jamaica Limited	Subsidiary
25	Dr. Reddy's Laboratories Japan KK	Subsidiary
26	Dr. Reddy's Laboratories Kazakhstan LLP	Subsidiary
27	Dr. Reddy's Laboratories LLC, Russia	Subsidiary
28	Dr. Reddy's Laboratories LLC, Ukraine	Subsidiary
29	Dr. Reddy's Laboratories Malaysia Sdn. Bhd.	Subsidiary
30	Dr. Reddy's Laboratories New York, LLC	Subsidiary
31	Dr. Reddy's Laboratories Philippines Inc.	Subsidiary
32	Dr. Reddy's Laboratories Romania Srl	Subsidiary
33	Dr. Reddy's Laboratories SA	Subsidiary
34	Dr. Reddy's Laboratories SAS	Subsidiary
35	Dr. Reddy's Laboratories Taiwan Limited	Subsidiary

Deloitte

Haskins & SellsLLP

Sno	Particulars	Remarks
36	Dr. Reddy's New Zealand Limited	Subsidiary
37	Dr. Reddy's Research Foundation	Other consolidating entity
38	Dr. Reddy's Sri	Subsidiary
39	Dr. Reddy's Denmark ApS	Subsidiary
40	Dr. Reddy's Netherlands B.V.	Subsidiary
41	DRES Energy Private Limited	Joint venture
42	DRL Impex Limited	Subsidiary
43	Idea2Enterprises (India) Pvt. Limited	Subsidiary
44	Imperial Owners and Land Possessions Private Limited	Subsidiary
45	Industrias Quimicas Falcon de Mexico, S.A. de CV	Subsidiary
46	Kunshan Rotam Reddy Pharmaceutical Co. Limited (including Kunshan Rotam Reddy Medicine Comoany Limited)	Joint venture
47	Lacock Holdings Limited	Subsidiary
48	Nimbus Health GmbH	Subsidiary
49	North Star OpCo Limited	Subsidiary
50	North Star Sweden AB	Subsidiary
51	Northstar Switzerland SARL	Subsidiary
52	O2 Renewable Energy IX Private Limited	Associate
53	Promius Pharma LLC	Subsidiary
54	Reddy Holding GmbH	Subsidiary
55	Reddy Netherlands B.V.	Subsidiary
56	Reddy Pharma Iberia SAU	Subsidiary
57	Reddy Pharma Italia SRL	Subsidiary
58	Reddy Pharma SAS	Subsidiary
59	Svaas Wellness Limited (ceased to be step subsidiary w.e.f April 7 2026)	Subsidiary
60	Dr. Reddy's Laboratories (Vietnam) Company Limited effective from May 09, 2025	Subsidiary

Deloitte Haskins & Sells LLP	Chartered Accountants Meenakshi Pride Rock Tower III [Block - M], 8th & 9th floors Survey No. 23, Gachibowli Serilingampally Municipality Ranga Reddy District Hyderabad-500032 Telangana, India

INDEPENDENT AUDITOR'S REVIEW REPORT ON REVIEW OF INTERIM STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF DR. REDDY'S LABORATORIES LIMITED

1.

We have reviewed the accompanying Statement of Standalone Unaudited Financial Results of Dr. Reddy's Laboratories Limited ("the Company"), for the quarter and Half year ended September 30, 2026 ("the Statement"), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations").

2.

This Statement, which is the responsibility of the Company's Management and approved by the Company's Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in the Indian Accounting Standard 34 "Interim Financial Reporting" ("Ind AS 34"), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity', issued by the Institute of Chartered Accountants of India (ICAI). A review of interim financial information consists of making inquiries, primarily of the Company's personnel responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing specified under section 143(10) of the Companies Act, 2013 and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standard and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Regd. Office: One International Center, Tower 3, 31st floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India.

Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

5.

The standalone financial results of the Company for the quarter ended June, 30, 2026 and quarter and half year ended September 30, 2025 included in the Statement, were reviewed by another auditor who expressed an unmodified conclusion on those statements on July 22, 2026 and October 24, 2025 respectively. The Standalone financial results for the year ended March 31, 2026, included in the Statement were audited by another auditor who expressed an unmodified opinion on the financial statements on May 12, 2026.

Our conclusion on the Statement is not modified in respect of this matter.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm's Registration No. 117366W/W-100018)

Vikas Bagaria

Partner

(Membership No. 060408)

(UDIN: 2606048XLHVUB4882)

Place: Hyderabad

Date: October 23, 2026